Exhibit 1.01

FTD Companies, Inc.

Conflict Minerals Report

For The Year Ended December 31, 2018

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, as amended. Statements containing words such as “may,” “believe,” “anticipate,” “expect,” “intend,” “plan,” “project,” “projections,” “business outlook,” “estimate,” or similar expressions constitute forward-looking statements. These forward-looking statements include, but are not limited to, statements concerning the additional steps that we intend to take to continue to mitigate the risk that our necessary 3TGs (as defined below) finances or benefits armed groups (as defined in Item 1.01(d)(2) of Form SD). Potential factors that could affect such forward-looking statements include, among others: (1) the continued implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers on a timely basis or at all; (2) the accuracy and reliability of the information we receive; and (3) political, legal and regulatory developments, whether in the Covered Countries (as defined below), the United States or elsewhere. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by law, we undertake no obligation to publicly release any revision to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Introduction and Summary

FTD Companies, Inc. has included this Conflict Minerals Report as an exhibit to its Form SD for the year ended December 31, 2018, as required by Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements pursuant to Section 13(p) of the Securities and Exchange Act of 1934 (“Section 13(p)”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals that are necessary to the functionality or production of their products. The term “conflict minerals” is defined in Section 13(p) as: (A) cassiterite, columbite-tantalite (coltan), gold, wolframite, and their derivatives, which are limited by the Rule to be tin, tantalum, and tungsten; or (B) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of Congo (“DRC”) or any adjoining country that shares an internationally recognized border with the DRC. The adjoining countries include: the Republic of the Congo, the Central African Republic, South Sudan, Rwanda, Uganda, Zambia, Burundi, Tanzania and Angola (together with the DRC, the “Covered Countries”). For the purposes of this Conflict Minerals Report, tin, tantalum, tungsten and gold will collectively be referred to herein as the “3TGs.” Unless the context indicates otherwise, the terms “FTD,” “the Company,” “we,” “its,” “us” and “our” refer to FTD Companies, Inc. and its consolidated subsidiaries.

Company Overview

FTD is a premier floral and gifting company with a vision to be the world’s floral innovator and leader, creating products, brands, and technology-driven services its customers love. The Company provides floral, specialty foods, gift and related products and services to consumers, retail florists, and other retail locations and companies in need of floral and gifting solutions. The business uses the highly recognized FTD® and Interflora® brands, both of which are supported by the iconic Mercury Man® logo. While the Company operates primarily in the United States (“U.S.”), Canada, the United Kingdom (“U.K.”) and the Republic of Ireland, it has worldwide presence as its iconic Mercury Man logo is displayed in over 30,000 floral shops in more than 125 countries. Today, the “Mercury Man” is one of the most recognized logos in the world, and the Company is one of the largest e-commerce floral and gift retailers in the world. The Company’s diversified portfolio of brands also includes ProFlowers®, Shari’s Berries®, Personal Creations®, Flying Flowers®, Gifts.com™, and ProPlants®. While floral arrangements and plants are its primary offerings, the Company also markets and sells gift items, including gourmet-dipped berries and other specialty foods, personalized gifts, gift baskets, wine and champagne, jewelry and spa products.

We are required to make a filing pursuant to the Rule because some of our consolidated subsidiaries contract to manufacture products where the 3TGs are necessary to the functionality or production of such products. However, most of our business activities are not in-scope for purposes of the Rule. Only two of our consolidated subsidiaries, Provide Commerce, Inc. and Provide Creations, Inc., had in-scope products for purposes of the Rule in 2018. Our consolidated subsidiaries do not manufacture or contract to manufacture most of the products that they sell.

We do not directly source any of the 3TGs from mines, smelters or refiners, and believe that we are in most cases many levels removed from these market participants. We therefore have limited influence over them. Furthermore, because of the depth, geographic diversity and constant evolution of our supply chain, and due to competitive factors, we often have significant difficulty identifying suppliers upstream from our direct suppliers. However, through the efforts described in this Conflict Minerals Report, we seek to ensure that we are in compliance with the Rule.

Description of Products

Our in-scope products for 2018 for purposes of the Rule are included within the following categories: (1) home; (2) beauty; (3) apparel; (4) jewelry; (5) accessories; (6) sports and entertainment; and (7) electronics. However, not all of our products in these categories are in-scope. For a further discussion of our products, see our Annual Report on Form 10-K for the 2018 fiscal year. The information contained in our Form 10-K is not incorporated by reference into the Form SD or this Conflict Minerals Report and should not be considered to be part of the Form SD or this Conflict Minerals Report.

Reasonable Country of Origin Inquiry

Prior to beginning our reasonable country of origin inquiry, the Conflict Minerals Compliance Team (as defined below) determined which of our products were potentially in-scope for purposes of the Rule through our degree of influence over the products’ manufacture and product specifications, bills of material, visual inspection, and other information known to us.

As part of our reasonable country of origin inquiry, we partnered with a third-party service provider, Assent Compliance Inc. (“Assent”), to assist us in collecting data from the suppliers of these potentially in-scope products concerning the origin of the 3TGs in the products sourced from them. We provided a list of such suppliers to Assent for upload to the Assent Compliance Manager tool (“ACM”).

We used the Responsible Business Alliance-GeSI Conflict Minerals Reporting Template (“CMRT”) version 5.11 or higher to conduct a survey of all in-scope suppliers. Assent contacted our suppliers via the ACM, which completed and tracked supplier communications as well as allowed suppliers to upload completed CMRTs directly to the platform for assessment and management. Assent reviewed the supplier list to ensure that irrelevant or “out of scope” suppliers were removed from the survey process including if a company: (i) supplies packaging only (excluding labels); (ii) supplies us with items that do not end up in our products; (iii) is a test lab; or (iv) is a service provider only.

Assent, on behalf of FTD, requested that all suppliers complete a CMRT and included training and education to guide suppliers on best practices and the use of this template. Assent monitored and tracked these communications in the ACM for future reporting and transparency. FTD directly contacted suppliers that were unresponsive to Assent’s communications at least twice during the diligence process and requested such suppliers to complete the CMRT form and submit such form to Assent.

Assent compared the list of smelters and refiners provided in our suppliers’ responses to the lists of smelters maintained by the Responsible Minerals Initiative (“RMI”) and, if a supplier indicated that a facility was certified as conflict-free, Assent confirmed that the facility was listed on RMI’s list of validated conflict-free smelters and refiners of 3TG. As of April 30, 2019, we have identified a total of 10 smelters or refiners that were reported by our suppliers via the CMRT. All 10 smelters are validated as “Conflict Free” by RMI. Most of the CMRTs we received were made on a company or division level basis which did not allow us to identify which smelters or refiners listed by our suppliers actually processed the 3TGs contained in our products.

Note that due to our position in the supply chain, which is discussed earlier in this Conflict Minerals Report, we rely on the suppliers for accurate smelter and refiner information, and our reasonable country of origin inquiry and due diligence measures do not provide absolute certainty regarding the source and chain of custody of the necessary 3TGs contained in our in-scope products.

Design of Due Diligence

We designed our due diligence measures to conform, in all material respects, with the framework in the
The Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “Guidance”) and the related supplements for gold, tin, tantalum and tungsten. We developed our due diligence process to address each of the five steps identified by the Guidance, namely:

1.	Establishing strong company management systems regarding conflict minerals;

2.	Identifying and assessing risks in our supply chain;

3.	Designing and implementing a strategy to respond to identified risks in our supply chain;

4.	Utilizing independent third-party audits of supply chain diligence; and

5.	Publicly reporting on our supply chain due diligence.

Due Diligence Performed

(1) Establish Strong Company Management Systems

Internal Compliance Team

FTD established a “Conflict Minerals Compliance Team” sponsored by our President and Chief Executive Officer, comprising representatives from the sourcing, merchandizing and legal teams for our various brands. The Conflict Minerals Compliance Team is responsible for implementing our conflict minerals compliance strategy and briefing senior management about the results of our due diligence efforts. We also use specialist outside counsel to assist us with our compliance efforts.

The Company also uses Assent, a third-party service provider, to assist us with evaluating supply chain information regarding 3TGs and in the development and implementation of additional due diligence steps that we may undertake with suppliers in regards to conflict minerals.

Control Systems

FTD has a Code of Ethics which applies to FTD’s outside directors and all of FTD’s employees that sets forth specific policies to guide in the performance of their duties. Additionally, certain brands of ours have brand specific vendor manuals and supplier codes of conduct, some of which include language relating to the sourcing of 3TGs.

Supplier Engagement

The Company engaged with suppliers directly to request that they complete a valid CMRT for the products that they supply to FTD with the goal being to increase our suppliers’ response rate.

Grievance Mechanisms

Our employees and suppliers may anonymously report suspected violations of any of our Company’s policies using the EthicsPoint hotline, available 24 hours a day, seven days a week.

Maintain Records

The Company has adopted a policy to retain business records relating to our 3TG due diligence for at least five (5) years. Through Assent, we store all of the information and findings from our due diligence process in a database that can be audited by internal or external parties.

(2) Identifying and Assessing Risk in the Supply Chain

Risks are identified automatically in the ACM based on criteria established for supplier responses. These risks are addressed by Assent staff and members of our Conflict Minerals Compliance Team internally who contact the supplier, gather pertinent data and perform an assessment of the supplier’s conflict minerals status.

The primary risk we identified with respect to the reporting period ended December 31, 2018 was related to the nature of the responses received. A large number of the responses received provided data at a company or division level or were unable to specify the smelters or refiners used for 3TG in the components supplied to us. Additionally, many suppliers indicated that they received information regarding their supply chains from fewer than 75% of their suppliers and, therefore, they could not provide a comprehensive list of all smelters or refiners in their supply chains.

In accordance with the Guidance, it is important to identify and assess risks associated with conflict minerals in the supply chain. Risks were identified by assessing the due diligence practices of smelters and refiners identified in the supply chain by upstream suppliers that listed mineral processing facilities on their CMRT declarations. Assent compared these facilities listed in the responses to the list of smelters and refiners maintained by the RMI to ensure that the facilities met the RMI definition of a 3TG processing facility that was operational during the 2018 calendar year.

In order to assess the risk that any of these smelters posed to our supply chain, Assent determined if the smelter had been audited against a standard in conformance with the Guidance, such as the Responsible Minerals Assurance Process (“RMAP”). We do not typically have a direct relationship with 3TG smelters and refiners and do not perform or direct audits of these entities within our supply chain. Smelters that have completed an RMAP audit are considered to be DRC-Conflict Free. In cases where the smelter’s due diligence practices have not been audited against the RMAP standard, a potential supply chain risk exists. This year we had no red flag smelters so we did not have to work with any of our suppliers to remove red flag smelters from their supply chain.

Additionally, suppliers are evaluated on program strength (further assisting in identifying risk in the supply chain). Evaluating and tracking the strength of the program meets the Guidance and can assist in making key risk mitigation decisions as the program progresses. The criteria used to evaluate the strength of the program are:

A. Have you established a conflict minerals sourcing policy?
E. Have you implemented due diligence measures for conflict-free sourcing?
G. Do you review due diligence information received from your suppliers against your company’s expectations?
H. Does your review process include corrective action management?

When suppliers meet or exceed those criteria (“Yes” to at least A, E, G and H), they are deemed to have a strong program. When suppliers do not meet those criteria, they are deemed to have a weak program.

(3) Design and Implement a Strategy to Respond to Risks

2016 was FTD’s first year that it was subject to the diligence and reporting obligations under the Rule. Through Assent, we are able to identify risks in our supply chain. As the program progresses, escalations are sent to nonresponsive suppliers to outline the importance of a response via CMRTs and to outline the required cooperation for compliance to the Rule. We intend to review the results of the reporting period ended December 31, 2018 and to discuss internally both within Conflict Minerals Compliance Team and with upper management what measures we can take to respond to the risks that we have identified.

(4) Carry out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

We do not have a direct relationship with any 3TG smelters or refiners and do not perform or direct audits of these entities within our supply chain. Instead, we rely on third-party audits of smelters and refiners conducted as part of the RMI RMAP, which uses independent private sector auditors to audit the source, including the mines of origin, and the chain of custody of the conflict minerals used by smelters and refiners that agree to participate in the program.

(5) Public Reporting on Supply Chain Due Diligence

We have published our Form SD for the year ended December 31, 2018 and this Conflict Minerals Report in the “Investor Relations” section of our corporate website at www.ftdcompanies.com. We have also publicly filed our Form SD and this Conflict Minerals Report with the Securities and Exchange Commission.

Due Diligence Results

Survey Results

For the 2018 reporting year, FTD received responses from 79% of the seventy-six (76) suppliers surveyed. All final CMRT submissions were reviewed and validated to ensure no inaccuracies or gaps in data were found. Two suppliers were unable to correct their CMRT and as such, are still listed as an invalid submission.

Smelters and Refiners

Attached as Appendix A is a list of all of the smelters and refiners listed by our suppliers in their completed CMRTs that appear on the lists of smelters maintained by the RMI. Since most of the CMRTs we received from our suppliers were made on a company or division level basis, rather than on a product-level basis, we are not able to identify which smelters or refiners listed on Appendix A actually processed the 3TGs contained in our products.

From the responses that we received, there were no red flag smelters that potentially posed a risk that the 3TGs contained in and necessary to the products we manufacture or contract to manufacture could finance or benefit armed groups in the Covered Countries.

Steps to be Taken to Mitigate Risk

We intend to take the following steps to mitigate the risk that the 3TGs contained in and necessary to the products we manufacture or contract to manufacture could finance or benefit armed groups in the Covered Countries:

(1) Continue to update the supplier codes of conduct and supplier manuals utilized by our various brands to include our expectations with respect to 3TGs.

(2) Encourage suppliers that provided company level information for 2018 to provide product level information for 2019 through ongoing outreach with these suppliers.

(3) Engage with suppliers that provided incomplete responses or that did not provide responses for 2018 to help ensure that they provide requested information for 2019.

(4) Encourage the continuing development and progress of traceability measures of suppliers that indicated for 2018 that the source of the 3TGs was unknown or undeterminable.

(5) Communicate to new potentially in-scope suppliers our expectations with respect to the 3TGs.

(6) Encourage our suppliers to have due diligence procedures in place for their supply chains to improve the content of the responses from such suppliers.

Appendix A - Smelter List

Metal	Standard Smelter Name	Smelter Facility Location	Smelter ID
Gold	Heraeus Metals Hong Kong Ltd.	CHINA	CID000707
Tin	CV United Smelting	INDONESIA	CID000315
Tin	Malaysia Smelting Corporation (MSC)	MALAYSIA	CID001105
Tin	PT Artha Cipta Langgeng	INDONESIA	CID001399
Tin	PT Mitra Stania Prima	INDONESIA	CID001453
Tin	PT Timah (Persero) Tbk Kundur	INDONESIA	CID001477
Tin	PT Timah (Persero) Tbk Mentok	INDONESIA	CID001482
Tin	PT Tinindo Inter Nusa	INDONESIA	CID001490
Tin	Yunnan Chengfeng Non-ferrous Metals Co., Ltd	CHINA	CID002158
Tin	Yunnan Tin Company Limited	CHINA	CID002180